Delisting Determination, The Nasdaq Stock Market, LLC,
February 2, 2021,  Pareteum Corporation. The Nasdaq
Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Pareteum Corporation, effective at the opening of the trading session on February
12, 2021. The Company first appeared before the Hearings
Panel (the Panel) on June 18, 2020 for failing to maintain compliance with Listing Rule 5250(c)(1).
In a decision dated July 6, 2020, the Panel determined to continue the Company listing October 30, 2020, subject to a number of milestones.
On August 12 and August 14, 2020, Nasdaq Staff issued additional delist determination letters, respectively, pursuant to Nasdaq Listing Rules 5250(c)(1) and 5550(a)(2). On August 26, 2020,
the Panel revised its decision to include a deadline for the Company to regain compliance with Listing Rule 5550(a)(2). Additionally, on October 14, 2020, the Panel granted the Company request to file its delinquent periodic reports with the SEC on or before November 9, 2020. On November 5, 2020, the Company informed the Panel that despite its best efforts, it would be unable to submit the aforementioned delinquent filings by the November 9th deadline.
On November 10, 2020, the Hearings Panel issued a final decision denying the Company continued listing and notified the Company that trading in the Company securities would be suspended on November 12, 2020. The Listing Council did not call the matter for review and the Company did not appeal the Hearings Panel decision to the Listing Council. The Staff determination to delist the Company became final on December 28, 2020.